K&L GATES LLP 1601 K STREET NW WASHINGTON, DC 20006 T +1 202 778 9286 F +1 617 261 3175 klgates.com

Jennifer R. Gonzalez (202) 778-9286 (phone) Jennifer.Gonzalez@klgates.com

February 5, 2024

VIA EDGAR

Ashley Vroman-Lee
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Adams Diversified Equity Fund, Inc.
File No. 811-00248

Dear Ms. Vroman-Lee:

This letter addresses comments that were provided telephonically by the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on January 31, 2024 regarding the preliminary proxy statement filed with the SEC in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended, on January 24, 2024 (the “Preliminary Proxy Statement”) by Adams Diversified Equity Fund, Inc. (the “Fund”). We have discussed the Staff’s comments with representatives of the Fund. The Staff’s comments are described below and have been summarized to the best of our understanding. Where applicable, the Fund will make conforming changes in each place where similar language appears. Unless otherwise stated, capitalized terms have the same meaning as in the Proxy Statement.

1.	Comment: The Staff notes that certain material disclosures were not completed in the Preliminary Proxy Statement and requests that the Fund complete such material information.

Response: The Fund has provided all material disclosures that were omitted from the Preliminary Proxy Statement.

2.	Comment: Please provide supplementally the fees or expenses of the solicitation.

Response: The Fund has included such disclosures. The Fund has disclosed that the proxy expenses are currently expected to be approximately $542,000, of which approximately $214,000 has been spent to date.

3.	Comment: Please include all disclosure relating to audit fees that was not completed in the Preliminary Proxy Statement and provide such information supplementally.

Response: The Fund has completed and provided below the information relating to audit fees.

The audit fees for 2023 and 2022 were $122,011 and $115,105, respectively.  There were no audit-related fees in 2023 or 2022. The tax fees for 2023 and 2022 were $14,310 and $13,500, respectively. Other fees for services rendered to the Fund by PricewaterhouseCoopers LLP for 2023 and 2022 were $725 and $3,532, respectively.

4.
Comment: Please clarify that the directors’ principal occupations disclosed in the tables under “Information as to Nominees for Election as Directors” include their principal occupations during the past 5 years. (See Item 22(b)(1) of Schedule 14A).

Response: The Fund has revised the heading of the first column of the table to indicate that the other principal occupations disclosed therein include the other principal occupations during at least the past 5 years.

* * * * *
The Fund intends to file a definitive form of the Proxy Statement that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (202) 778-9286.
Sincerely,
/s/ Jennifer R. Gonzalez
Jennifer R. Gonzalez